UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Duff & Phelps Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

26433B107

(CUSIP Number)

Sander Levy Vestar Capital Partners IV, L.P. 245 Park Avenue, 41st Floor New York, New York 10167 (212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: Christian O. Nagler Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212)446-4800 March 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26433B107	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Vestar Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,839,698*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,839,698*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,839,698*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON* PN

*	See Item 5.

CUSIP No. 26433B107	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Vestar/D&P Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,608*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,608*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,608*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

*	See Item 5.

CUSIP No. 26433B107	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Vestar Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,839,698*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,839,698*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,839,698*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* PN

*	See Item 5.

CUSIP No. 26433B107	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Vestar Associates Corporation IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,839,698*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,839,698*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,839,698*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* CO

*	See Item 5.

The Statement on Schedule 13D filed on October 15, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on May 29, 2009 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on March 6, 2012 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed on March 12, 2012 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), by (i) Vestar Capital Partners IV, L.P. (“VCP IV”) and Vestar/D&P Holdings LLC (“V/D&P”, and together with VCP IV, the “Vestar Investors”) and (ii) Vestar Associates IV, L.P. (“VA IV”), the general partner of VCP IV, and Vestar Associates Corporation IV (“VAC IV”), the general partner of Vestar Associates IV, L.P. (“VA IV” and, together with the Vestar Investors and VAC IV, the “Reporting Persons”), relating to shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Duff & Phelps Corporation, a Delaware corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 4 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The ownership percentages set forth below are based on 34,781,428 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Prospectus Supplement (the “Prospectus”) filed pursuant to Rule 424(b)(5) on February 29, 2012 (File No. 333-162551) (assuming no exercise of the underwriters’ over-allotment option in connection with the offering described therein) together with (i) the 360,422 shares that we were informed by the Company were sold in connection with the underwriters’ partial exercise of their overallotment option on March 7, 2012 and (ii) the 194,437 shares that we were informed by the Company were sold in connection with the underwriters’ partial exercise of their overallotment option on March 13, 2012. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(a) In connection with the second partial exercise of the overallotment option above, the Issuer used a portion of the net proceeds from such sale to effect a redemption of approximately $1.0 million of New Class A Units held by the Vestar Investors (representing approximately 2.3% of the Vestar Investors’ New Class A Units), at a price per unit equal to $13.38. As a result of their right to exchange New Class A Units for shares of Common Stock pursuant to the Exchange Agreement, VCP IV and V/D&P directly beneficially own 2,753,090 and 86,608 shares of Common Stock, respectively, for their own account, representing approximately 7.2% and 0.2%, respectively, of the total number of shares of Common Stock outstanding following exchange of their New Class A Units for shares of Common Stock. V/D&P is controlled by its managing member, VCP IV; VCP IV is controlled by its general partner, VA IV, and VA IV is controlled by its general partner, VAC IV. As a result, VCP IV, VA IV and VAC IV may be deemed to beneficially own the 2,839,698 shares of Common Stock owned by both VCP IV and V/D&P, representing approximately 7.4% of the total number of shares of Common Stock outstanding following exchange of their New Class A Units for shares of Common Stock. VCP IV, VA IV and VAC IV may be deemed to beneficially own the 2,839,698 shares of Class B Common Stock, which carry one vote per share, owned by both VCP IV and V/D&P, which, based on 6,585,998 shares of Class B Common Stock outstanding as set forth in the Prospectus, less the 360,422 shares of Class B Common Stock and 194,437 shares of Class B Common Stock which were redeemed and retired in connection with the first and second partial exercise of the overallotment option above, respectively, represents approximately 12.8% of the total number of shares of Common Stock and Class B Common Stock outstanding, considered together as a single class.

(b) The Reporting Persons have and will have the shared power to vote and dispose of the shares of Common Stock that they beneficially own, by virtue of the relationships described above.

(c) To the best knowledge of the Reporting Persons, except as described in this Item 5, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected a transaction in New Class A Units or shares of Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 12, 2007, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on October 15, 2007).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

March 14, 2012

VESTAR CAPITAL PARTNERS IV, L.P.

By:	Vestar Associates IV, L.P., its General Partner

By:	Vestar Associates Corporation IV, its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR/D&P HOLDINGS LLC

By:	Vestar Capital Partners IV, L.P., its General Partner

By:	Vestar Associates IV, L.P., its General Partner

By:	Vestar Associates Corporation IV, its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES IV, L.P.

By:	Vestar Associates Corporation IV; its General Partner

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

VESTAR ASSOCIATES CORPORATION IV

By:	/s/ Sander Levy
Name: Sander Levy
Title: Managing Director

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2007, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on October 15, 2007).